

May 10, 2013

Via E-mail
Eric S. Eissenstat
General Counsel
Continental Resources, Inc.
20 N. Broadway
Oklahoma City, OK 73102

> **Re:** **Continental Resources, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-32886**
>
> **Registration Statement on Form S-4**
> **Filed April 24, 2013**
> **File No. 333-188097**

Dear Mr. Eissenstat:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Proved Undeveloped Reserves, page 7

1.   The explanation of the changes in your 2012 proved undeveloped reserves appears to omit any additions as illustrated by the table included here. Item 1203(b) of Regulation

S-K states "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please amend your document to comply with Item 1203.

PUD	MMBOE
YE 2011	303.2
To Proved Developed	-51.5 (17% of YE 2011 PUD)
Revised	-34.2 (removed due to gas price)
Additions by drilling, acq…	Not Disclosed?
YE 2012	466.9

2.   We note your statement, "[w]hile full development of our current PUD inventory is expected to occur within five years, we believe additional PUD locations will be generated through drilling activities." Please amend your document to discuss the reasons, if true, you have material PUD reserves that have remained undeveloped over five years from initial booking as well as PUD reserves that are scheduled for drilling more than five years after initial booking. Refer to Item 1203(d) of Regulation S-K and Rule 4-10(a)(31)(ii) of Regulation S-X.

Developed and Undeveloped Acreage, page 8

3.   We note the table of expiring leases indicating 360 thousand, 234 thousand and 279 thousand acres of your net undeveloped acreage will expire by year-end 2013, 2014 and 2015, respectively, unless production is established. As these items comprise 27%, 17% and 21%, respectively, of your current net undeveloped acreage, please tell us the figures for any proved undeveloped reserves you have attributed to this expiring acreage that is scheduled for drilling after expiry.

Northwest Cana, page 15

4.   We note your statement, "[w]e had a total of 90 gross (38.6 net) proved undeveloped locations on our Northwest Cana acreage as of December 31, 2012. No significant drilling or development plans are expected to take place in the Northwest Cana play in 2013 due to the pricing environment for natural gas." We see a similar statement under "Arkoma Woodford". Please explain to us how you can claim PUD reserves here when you will not drill them under the natural gas pricing in effect. Tell us the PUD reserve figures you have attributed to each of these two areas.

5.   We note your statement, "[o]ur internal reserve models estimate wells in the SCOOP crude oil fairway may produce approximately 626 MBoe per well and wells in the SCOOP's condensate rich natural gas fairway may produce approximately 1,190 MBoe per well. The SCOOP area could prove to be another significant opportunity for reserve and production growth for the Company." Please tell us the model's corresponding oil

and gas reserves figures and explain to us how your reserve model complies with the definition of reliable technologies – Rule 4-10(a)(25) of Regulation S-X.

Registration Statement on Form S-4 Filed April 24, 2013

Exhibit 5.2

6.   In its opinion letter filed as Exhibit 5.1, Latham & Watkins has assumed that the Indenture has been executed by the Company and Subsidiary Guarantors, and appears to rely on the opinion of Connor & Winters with respect to this assumption. However, we note that the Connor & Winters opinion does not address whether the Indenture has been duly executed by the Company and the Subsidiary Guarantors. Please obtain and file an opinion of counsel which addresses these matters.

7.   In clause (y) of the second paragraph, Connor & Winters places reliance upon the accuracy of "information" set forth in the documents it has reviewed. Because such a broad term could conceivably include legal conclusions made by representatives of the Company or the Subsidiary Guarantors, such reliance may be assuming away the relevant issue or legal conclusions underlying the opinion. Please obtain and file an opinion of counsel which clarifies that counsel is not relying on such documents with respect to representations by the Company or the Subsidiary Guarantors as to questions of law, or that otherwise clarifies that counsel is relying on such documents only with respect to questions of fact. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Mr. Michael E. Dillard